United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** Quarter: **4** Year: **2001**

GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**20,914,132**	**100**	**21,913,589**	**100**
2	**CURRENT ASSETS**	**5,671,533**	**27**	**5,589,306**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	382,331	2	116,807	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,068,887	10	2,149,358	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	717,126	3	712,484	3
6	INVENTORIES	2,377,101	11	2,448,800	11
7	OTHER CURRENT ASSETS	126,088	1	161,857	1
8	**LONG-TERM**	**1,506,045**	**7**	**1,461,480**	**7**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	300,261	1	312,930	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,185,916	6	1,131,639	5
11	OTHER INVESTMENTS	19,868	0	16,911	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**11,867,003**	**57**	**12,594,114**	**57**
13	PROPERTY	5,166,562	25	5,094,722	23
14	MACHINERY AND INDUSTRIAL	13,462,044	64	13,226,834	60
15	OTHER EQUIPMENT	446,082	2	542,526	2
16	ACCUMULATED DEPRECIATION	7,386,543	35	7,156,871	33
17	CONSTRUCTION IN PROGRESS	178,858	1	886,903	4
18	**DEFERRED ASSETS (NET)**	**1,850,772**	**9**	**2,254,822**	**10**
19	**OTHER ASSETS**	**18,779**	**0**	**13,867**	**0**
20	**TOTAL LIABILITIES**	**9,468,861**	**100**	**10,462,580**	**100**
21	**CURRENT LIABILITIES**	**2,503,430**	**26**	**3,757,946**	**36**
22	SUPPLIERS	846,511	9	1,167,842	11
23	BANK LOANS	335,047	4	1,269,689	12
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	38,757	0	6,560	0
26	OTHER CURRENT LIABILITIES	1,283,115	14	1,313,855	13
27	**LONG-TERM LIABILITIES**	**6,288,834**	**66**	**5,909,238**	**56**
28	BANK LOANS	6,244,036	66	5,701,015	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	44,798	0	208,223	2
31	**DEFERRED LOANS**	**676,597**	**7**	**795,396**	**8**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,445,271**	**100**	**11,451,009**	**100**
34	**MINORITY INTEREST**	**2,372,856**	**21**	**2,442,239**	**21**
35	**MAJORITY INTEREST**	**9,072,415**	**79**	**9,008,770**	**79**
36	**CONTRIBUTED CAPITAL**	**12,748,944**	**111**	**12,747,317**	**111**
37	PAID-IN CAPITAL STOCK (NOMINAL)	4,189,414	37	4,266,883	37
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,530,058	48	5,534,070	48
39	PREMIUM ON SALES OF SHARES	3,029,472	26	2,946,364	26
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(3,676,529)**	**(32)**	**(3,738,547)**	**(33)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,689,763	50	5,235,452	46
43	REPURCHASE FUND OF SHARES	1,117,644	10	1,159,959	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(10,771,591)	(94)	(10,367,786)	(91)
45	NET INCOME FOR THE YEAR	287,655	3	233,828	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**

GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**382,331**	**100**	**116,807**	**100**
46	CASH	237,674	62	92,208	79
47	SHORT-TERM INVESTMENTS	144,657	38	24,599	21
18	**DEFERRED ASSETS (NET)**	**1,850,772**	**100**	**2,254,822**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	905,549	49	1,245,516	55
49	GOODWILL	876,108	47	1,009,306	45
50	DEFERRED TAXES	69,115	4	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,503,430**	**100**	**3,757,946**	**100**
52	FOREING CURRENCY LIABILITIES	1,933,012	77	3,332,122	89
53	MEXICAN PESOS LIABILITIES	570,418	23	425,824	11
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,283,115**	**100**	**1,313,855**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	13,707	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,283,115	100	1,300,148	99
27	**LONG-TERM LIABILITIES**	**6,288,834**	**100**	**5,909,238**	**100**
59	FOREING CURRENCY LIABILITIES	6,288,768	100	5,900,871	100
60	MEXICAN PESOS LIABILITIES	66	0	8,367	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**44,798**	**100**	**208,223**	**100**
63	OTHER LOANS WITH COST	0	0	159,890	77
64	OTHER LOANS WITHOUT COST	44,798	100	48,333	23
31	**DEFERRED LOANS**	**676,597**	**100**	**795,396**	**100**
65	NEGATIVE GOODWILL	85,267	13	366,025	46
66	DEFERRED TAXES	591,330	87	429,371	54
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(10,771,591)**	**100**	**(10,367,786)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(10,771,591)	(100)	(10,367,786)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**

GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,168,103	1,831,360
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	5,817	6,737
76	WORKERS (*)	8,706	10,160
77	CIRCULATION SHARES (*)	441,725,086	438,776,086
78	REPURCHASED SHARES (*)	10,824,866	13,773,866

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**17,852,208**	**100**	**18,273,660**	**100**
2	COST OF SALES	11,236,830	63	11,649,998	64
3	**GROSS INCOME**	**6,615,378**	**37**	**6,623,662**	**36**
4	OPERATING	5,693,766	32	5,806,998	32
5	**OPERATING INCOME**	**921,612**	**5**	**816,664**	**4**
6	TOTAL FINANCING COST	284,158	2	480,700	3
7	**INCOME AFTER FINANCING COST**	**637,454**	**4**	**335,964**	**2**
8	OTHER FINANCIAL OPERATIONS	(57,378)	0	(35,966)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**694,832**	**4**	**371,930**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	289,015	2	21,162	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**405,817**	**2**	**350,768**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	64,102	0	64,023	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**469,919**	**3**	**414,791**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**469,919**	**3**	**414,791**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**469,919**	**3**	**414,791**	**2**
19	NET INCOME OF MINORITY INTEREST	182,264	1	180,963	1
20	**NET INCOME OF MAJORITY INTEREST**	**287,655**	**2**	**233,828**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**17,852,208**	**100**	**18,273,660**	**100**
21	DOMESTIC	6,540,148	37	6,103,825	33
22	FOREIGN	11,312,060	63	12,169,835	67
23	TRANSLATED INTO DOLLARS (***)	1,233,594	7	1,267,691	7
6	**TOTAL FINANCING COST**	**284,158**	**100**	**480,700**	**100**
24	INTEREST PAID	626,971	221	792,791	165
25	EXCHANGE LOSSES	1,370,569	482	320,337	67
26	INTEREST EARNED	87,637	31	147,504	31
27	EXCHANGE PROFITS	1,461,790	514	262,439	55
28	GAIN DUE TO MONETARY POSITION	(163,955)	(58)	(222,485)	(46)
8	**OTHER FINANCIAL OPERATIONS**	**(57,378)**	**100**	**(35,966)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(57,378)	(100)	(35,966)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**289,015**	**100**	**21,162**	**100**
32	INCOME TAX	182,261	63	147,251	696
33	DEFERED INCOME TAX	101,780	35	(125,644)	(594)
34	WORKERS' PROFIT SHARING	5,074	2	5,417	26
35	DEFERED WORKERS' PROFIT SHARING	(100)	0	(5,862)	(28)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	17,852,209	18,273,661
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	17,852,208	18,273,660
39	OPERATION INCOME (**)	921,612	816,664
40	NET INCOME OF MAYORITY INTEREST(**)	287,655	233,828
41	NET CONSOLIDATED INCOME (**)	469,919	414,791

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**469,919**	**414,791**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,088,060	554,868
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,557,979**	**969,659**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(243,182)	625,129
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,314,797**	**1,594,788**
6	CASH FLOW FROM EXTERNAL FINANCING	(510,913)	(263,477)
7	CASH FLOW FROM INTERNAL FINANCING	(243,533)	(314,165)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(754,446)**	**(577,642)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(294,827)**	**(1,307,400)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	265,524	(290,254)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	116,807	407,061
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	382,331	116,807

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,088,060**	**554,868**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,043,775	751,775
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	6,707	358
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	37,578	(197,265)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(243,182)**	**625,129**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	36,038	(34,639)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(60,299)	191,179
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	28,516	22,109
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(287,770)	348,929
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	40,333	97,551
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(510,913)**	**(263,477)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(336,628)	538,728
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,831,330	1,841,056
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(3,005,615)	(2,643,261)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(243,533)**	**(314,165)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	203,187
31	(-) DIVIDENS PAID	(259,179)	(22,597)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	15,646	(494,755)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(294,827)**	**(1,307,400)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,995)	(56,245)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(244,659)	(1,500,576)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(47,173)	249,421

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.63	%	2.27	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	3.17	%	2.60	%
3	NET INCOME TO TOTAL ASSETS (**)	2.25	%	1.89	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	34.89	%	53.64	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.85	times	0.83	times
7	NET SALES TO FIXED ASSETS (**)	1.50	times	1.45	times
8	INVENTORIES ROTATION (**)	4.73	times	4.76	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	37	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.53	%	11.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	45.27	%	47.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.83	times	0.91	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	86.83	%	88.25	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.99	%	46.92	%
15	OPERATING INCOME TO INTEREST PAID	1.47	times	1.03	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.89	times	1.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.27	times	1.49	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.32	times	0.84	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.60	times	0.53	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.27	%	3.11	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.73	%	5.31	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.36)	%	3.42	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.10	times	2.01	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	67.72	%	45.61	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	32.28	%	54.39	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	82.98	%	114.78	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.65		$ 0.53	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 20.54		$ 20.53	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.40	times	0.37	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.62	times	14.15	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: GMK
Bolsa Mexicana de Valores: GRUMAB

Monterrey, N.L., Mexico, February 26, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE FOURTH QUARTER 2001

(PESO AMOUNTS ARE STATED IN CONSTANT TERMS AS OF DECEMBER 31, 2001)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

GRUMA's 4Q01 results showed a continued upward trend as a result of company's focus on profitability rather than growth. Net sales remained similar to 4Q00 while operating profit rose by 18%.

Improvements in GRUMA's operating profit and margin came mainly from Gruma Corporation's better pricing and higher sales volumes. Molinera de México and GIMSA also contributed to the improvement in consolidated operating profit. Operating profit for Gruma's Venezuela operations[1] deteriorated due to a highly competitive environment, especially in corn flour, that had a negative impact on pricing. PRODISA reduced its losses due to the discontinuation of its bread operations in mid-November 2001.

Net majority income resulted in a loss due to the impact of the discontinuation of the bread operations.

Consolidated Financial Highlights
(Ps millions)

	4Q01	4Q00	VAR (%)
VOLUME	870	880	(1)
NET SALES	4,602	4,625	(0)
OPERATING INCOME	269	228	18
OPERATING MARGIN	5.9%	4.9%	
EBITDA[2,3]	572	373	53
EBITDA MARGIN	12.4%	8.1%	
NET MAJORITY INCOME	(14)	87	(116)
TOTAL DEBT	6,579	7,144	(8)
ROE	4.2%	3.6%	

Debt
(US$ millions)

Dec.'01	Sep.'01	VAR (%)	Dec.'00	VAR (%)
717	735	(2)	741	(3)

[1]Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.
[2]EBITDA = Operating Income + Other (Income) Expense + Depreciation and Amortization.
[3]EBITDA excludes the extraordinary items derived from the discontinued bread operations.

4Q01 vs. 4Q00

Net Sales

Consolidated sales volume declined 1% s a result of lower sales volume in GIMSA, which was partially offset by volume increases in Gruma Corporation. The 1% decline in revenue is in line with the reduction in sales volume. Sales from foreign operations were 65% of consolidated net sales.

Operating Income

GRUMA's consolidated operating income improved 18%; Gruma Corporation's 82% increase in operating profit was the main contributor. To a lesser extent, Molinera de México also contributed to the consolidated improvement.

Net Comprehensive Financing Cost

Ps Millions

Items	4Q01	4Q00	Change	Comments
Interest expense	137	225	(88)	Lower (230 bps) average interest rates and, to a lesser extent, the peso appreciation effect and lower debt levels
Interest income	(32)	(40)	8	Lower interest rates and, to a lesser extent, lower average cash balances (mainly applied to dividend payments at GIMSA)
FX loss (gain)	(64)	17	(81)	Peso appreciation in 4Q01 versus peso depreciation in 4Q00
Monetary position loss (gain)	12	(27)	40	Lower inflation rates in all countries in which GRUMA has operations and lower net monetary liability position, which partially resulted from the impact of the peso appreciation on dollar-denominated accounts
Total	**54**	**175**	**(121)**	

Other Expenses, Net

Other expenses, net, were Ps 72 million, Ps 100 million higher than the Ps 28 million income in the same period of last year. Ps 130 million of the expenses during 4Q01 were related to the write-off of the discontinued bread operations.

Taxes and Employees' Profit Sharing

The significant swing in provisions for income taxes and employees' profit sharing of Ps 83 million in 4Q01, versus an atypical income of Ps 57 million in 4Q00, is primarily a reflection of:

- Extraordinary tax income in 4Q00 related to the implementation of Bulletin D-4 ("Accounting Treatment of Income Tax, Asset Tax and Employees Profit Sharing"), and
- To a lesser extent, higher income tax provisions in Gruma Corporation, mostly derived from
  - Better financial performance,
  - A lower rate in 2000 due to the recognition of net operating losses associated with entities merged into Gruma Corporation at the end of 1999. Such entities were the "Other Foreign Subsidiaries" previously reported under "Other and Eliminations".

Associated Companies

GRUMA's share of net income in unconsolidated associated companies represented Ps 0.4 million, Ps 3 million less than in 4Q00.

Net Majority Income

GRUMA's total net income was Ps 61million. The company reported a net majority loss of Ps 14 million versus a net majority income of Ps 87 million in 4Q00, mainly derived from the discontinuation of the bread operations.

4Q01 vs. 4Q00

Net Sales

Sales Volumes


GRUMA
Quarterly Volume
880
841
845
859
870
4Q00
1Q01
2Q01
3Q01
4Q01

GRUMA
QUARTERLY VOLUME BY SUBSIDIARY
(thousands of metric tons)

	4Q01	4Q00	VAR (%)
Gruma Corporation	219	210	4
GIMSA	357	378	(5)
Venezuela operations	116	115	1
Molinera de México	134	133	1
Gruma Centro América	38	38	(1)
PRODISA	5	7	(25)
GRUMA Consolidated	870	880	(1)

Net Sales


GRUMA
Quarterly Net Sales
4,625
4,340
4,422
4,488
4,602
4Q00
1Q01
2Q01
3Q01
4Q01

GRUMA
QUARTERLY NET SALES BY SUBSIDIARY
(Ps millions)

	% Total	4Q01	4Q00	VAR (%)
Gruma Corporation	43	1,957	1,849	6
GIMSA	25	1,144	1,213	(6)
Venezuela operations	16	755	758	(0)
Molinera de México	9	391	393	(0)
Gruma Centro América	6	271	260	4
PRODISA	2	73	99	(26)
Other and Eliminations[4]	1	36	(57)	n.a.
Translation Effect[5]	(1)	(26)	110	n.a.
GRUMA Consolidated	100	4,602	4,625	(0)

GRUMA CORPORATION

Volume

Volume growth of 4% was driven by higher corn flour volume, which increased 13% due to

- Continued conversion of U.S. tortilla manufacturers to corn flour due to the sales departments' stronger efforts to emphasize the benefits of corn flour over the traditional method, and
- Better retail sales coverage through an improved network of wholesalers and distributors.

Such increases were partially offset by lower volumes in tortilla chips (4%) and corn tortillas (1%) resulting from the company's decision to stop making yellow corn products in late 2000.

With the implementation of the new and rigorous PIP (Product Identity Protocol), Gruma Corporation resumed milling yellow corn and returned to the market with these products in early November. Accordingly, Gruma Corporation expects to gradually recover the lost business stemming from the *StarLink™* issue.

[4]Other and Eliminations include corporate services, technology operations, and accounting eliminations.

[5]Translation effects related to convenience translation to pesos and differences between Mexican and US GAAP.

Net sales

Revenue growth of 6%, as compared to a 4% volume growth, reflected

- A rollout of price increases on selected tortilla products beginning mid-April,
- A change in the product mix to higher-priced products (*i.e.*, wheat tortillas), and
- A general price increase in the corn flour retail segment introduced in July.

GIMSA

Volume

Sales volume declined 5% as a result of a combination of the following factors:

- 15% decline in one-kilogram consumer retail package sales (which represent 15% of total volume), especially because this segment continued to be affected by lower sales to DICONSA, and
- 4% decline in bulk sales (which represent 85% of total volume) as a result of focus on improving margins.

Net Sales

Revenue performance reflected the decline in volume coupled with slightly lower corn flour prices resulting from lower corn prices.

For additional information, see GIMSA "Management's Discussion and Analysis of Results of Operations and Financial Condition for Fourth Quarter 2001," available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

Volume

Total volume increased 1%. A 9% increase in wheat flour volume, resulting mainly from expanded distribution, offset the 3% reduction in corn flour sales volume stemming from an tough competitive environment, as well as lower sales to the government-sponsored program, PROAL.

Net sales

Revenues were similar to those of 4Q00 and were behind the increase in sales volume as a direct result of lower average corn flour prices, reflecting the above-mentioned market conditions.

MOLINERA DE MÉXICO

Volume

The 1% increase is directly related to higher bulk sales as a result of

- Improved sales force performance derived from customer segmentation by channel and greater geographical coverage, and
- More competitive pricing, reflecting wheat procurement efficiencies.

Net Sales

Net sales were flat due to

- A 1% decrease in average wheat flour prices due mostly to a change in the product mix to bulk presentation, and
- Lower wheat flour prices in connection with lower wheat costs.

GRUMA CENTRO AMÉRICA

Volume

Total shipments for 4Q01 were flat versus a year ago. While tortilla sales volume increased 4% and corn flour 1%, the discontinued bread operations reported a 17% drop in volume.

Net sales

Better performance in most product lines,[6] especially in hearts of palm and tortillas, allowed this subsidiary to increase revenues by 4% versus a year ago.

PRODISA

Volume

Sales volume was 25% lower, driven by the discontinuation of the bread operations by mid-November. Additionally, the tortilla segment declined as a result of increased competition from tortilla makers distributing warm corn and wheat flour tortillas.

Net sales

Revenues declined 26%, reflecting the abovementioned lower sales volumes.

Cost of Sales


GRUMA
Quarterly Cost of Sales
2,993
2,844
2,760
2,816
2,817
4Q00
1Q01
2Q01
3Q01
4Q01

GRUMA
QUARTERLY COST OF SALES BY SUBSIDIARY
(Ps millions)

	4Q01	% sales	4Q00	% sales	VAR (%)
Gruma Corporation	1,032	52.7	1,024	55.4	1
GIMSA	758	66.3	857	70.7	(12)
Venezuela operations	534	70.8	532	70.2	0
Molinera de México	310	79.2	337	85.9	(8)
Gruma Centro América	176	64.9	164	63.1	7
PRODISA	48	66.2	68	69.2	(29)
Other and Eliminations	(28)	n.a.	(58)	n.a.	53
Translation Effect	(15)	n.a.	68	n.a.	(122)
GRUMA Consolidated	2,817	61.2	2,993	64.7	(6)

GRUMA CORPORATION

Cost of sales as a percentage of net sales improved as a result of:

- Price increases in the tortilla business and in the retail corn flour operations,
- Change in sales mix to higher-gross-margin products (*i.e.*, wheat tortillas), and
- Lower utility costs.

GIMSA

Cost of sales as a percentage of net sales improved four percentage points, from 70.7% to 66.3%, reflecting

- A 7% decline in total integrated corn costs due primarily to extraordinary governmental support for transportation and warehousing of corn to compensate for lack of import permits and, to a lesser extent, lower corn market prices and logistical efficiencies in corn procurement.
- Corn flour prices declining at a lower rate than corn costs, reflecting the strength of GIMSA's brand equity.
- To a lesser extent, lower energy costs.

---

[6] In addition to corn flour, Gruma Centro América's product lines include tortillas, salted snacks, hearts of palm, and rice.

VENEZUELA OPERATIONS

The deterioration in cost of sales as a percentage of net sales was driven primarily by lower corn flour selling prices in connection with the difficult competitive environment, as reported above.

MOLINERA DE MÉXICO

Cost of sales as a percentage of net sales improved as a result of

- Better wheat inventory procurement and management. For Molinera de México, wheat costs declined approximately 6% while wheat flour prices decreased 1%.
- Better absorption of fixed costs due to 1% higher sales volume

GRUMA CENTRO AMÉRICA

Cost of sales as a percentage of net sales deteriorated due to

- Higher corn costs resulting from an increased proportion of domestic corn to imported corn. The increased availability of domestic corn has prevented GRUMA from implementing price increases. Average corn flour prices declined 4%.
- Unfavorable shift in product mix toward sales of lower-gross-margin products, as reported above (*e.g.,* hearts of palm)

PRODISA

The increase in cost of sales as a percentage of revenues was derived primarily from the discontinuation of the bread operations, because the bread business enjoyed a higher gross margin than did the tortilla business.

Selling, General, and Administrative Expenses (SG&A)



GRUMA
Quarterly SG&A
1,404
1,386
1,388
1,404
1,516
4Q00
1Q01
2Q01
3Q01
4Q01

GRUMA
QUARTERLY SG&A BY SUBSIDIARY
(Ps millions)

	4Q01	% sales	4Q00	% sales	VAR (%)
Gruma Corporation	761	38.9	735	39.7	4
GIMSA	233	20.4	209	17.2	12
Venezuela operations	162	21.4	119	15.6	36
Molinera de México	68	17.3	65	16.5	5
Gruma Centro América	95	35.2	82	31.6	16
PRODISA	70	95.0	85	85.9	(18)
Other and Eliminations	107	n.a.	67	n.a.	59
Translation Effect	21	n.a.	43	n.a.	(51)
GRUMA Consolidated	1,516	32.9	1,404	30.4	8

GRUMA CORPORATION

SG&A as a percentage of sales decreased as a result of strict controls and lower promotional and fixed selling expenses in the tortilla business. Additionally, the aforementioned price increases also contributed to the improvement.

GIMSA

SG&A increased 12% due to GIMSA's nationwide advertising campaign for its MASECA brand corn flour, which was launched in July 2001.

VENEZUELA OPERATIONS

SG&A as a percentage of net sales increased in connection with the decline in net sales. Additionally, expenses increased 36% due primarily to increased customer promotion, more supermarket promotion and advertising in order to gain shelf space, and the strengthening of the marketing area's organizational structure.

MOLINERA DE MÉXICO

Molinera de México's SG&A continued the downward trend throughout the year. SG&A increased 5% versus 4Q00, however, due to accounting adjustments in the amortization of deferred assets associated with the acquisition of La Asunción.

GRUMA CENTRO AMÉRICA

SG&A increased 16% due mainly to higher depreciation related to idle frozen bread equipment acquired during 4Q00. This equipment has already been sold in connection with the sale of the bread operations.

PRODISA

PRODISA reported a reduction of 18% in SG&A expenses due to the discontinuation of bread operations.

Operating Income

GRUMA
Quarterly Operating Income


228
111
274
268
269
4Q00
1Q01
2Q01
3Q01
4Q01

Op. Mar. %	4.9	2.5	6.2	6.0	5.9

GRUMA
QUARTERLY OPERATING INCOME BY SUBSIDIARY
(Ps millions)

	4Q01	4Q00	VAR (%)
Gruma Corporation	165	90	82
GIMSA	152	147	4
Gruma Venezuela	59	108	(45)
Molinera de México	14	(9)	244
Gruma Centro América	(0)	14	(103)
PRODISA	(45)	(54)	18
Other and Eliminations	(44)	(67)	35
Translation Effect	(32)	0	n.a.
GRUMA Consolidated	269	228	18

OTHER AND ELIMINATIONS

Operating losses were 35% lower due to the restructuring of the corporate offices and efforts to reduce administrative expenses.

FINANCIAL POSITION

December 2001 vs. September 2001

Balance-Sheet Highlights

- Total assets were Ps 20,914 million, Ps 701 million, or 3%, lower than in the previous quarter, reflecting primarily
  - Lower cash balances due especially to a decline in Gruma Corporation's restricted cash and short-term investments by approximately Ps 346 million in comparison to the balance as of September 30, 2001, as Gruma Corporation closed all open positions on commodity future contracts for hedging inventories. As reported in 3Q01, Gruma Corporation adopted the Statement of Financial Accounting Standard No. 133, "Accounting Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including the commodity future contracts used by the company to hedge the risk of price fluctuations of its raw materials.

- Lower property, plant, and equipment and deferred assets in connection with the discontinued bread operations in Mexico and the U.S. and the sale of the bread operations in Costa Rica.

- Total liabilities were Ps 9,469 million, representing a decline of Ps 959 million, or 9%, due to
  - Lower accrued liabilities, mostly in connection with the abovementioned closeout of Gruma Corporation's positions on commodity future contracts, and
  - A 6% debt reduction in peso terms, mainly as a result of the peso appreciation effect. In dollar terms, debt declined 2%.

During 4Q01, GRUMA repurchased 1,008,100 of its common shares and sold 7,873,000 shares.

Debt Profile

Total Debt (US$ millions)						
	Dec'01	**% total**	**Sep'01**	**% total**	**Dec'00**	**% total**
Short-term debt	37	5	44	5	133	18
Long-term debt	680	95	691	95	608	82
Total debt	717	100	735	100	741	100
Weighted-average cost of debt[7]	5.0%		7.1%		7.9%	

Schedule of Debt Amortizations

Debt Amortizations (US$ millions)							
	ST	**2003**	**2004**	**2005**	**2006**	**2006...**	**Total**
7.625% notes						250	**250**
Bank of America syndicated loan		100	300				**400**
John Hancock private placement	1	1	1	1	1	14	**19**
Other	36		2			10	**48**
TOTAL	**37**	**101**	**303**	**1**	**1**	**274**	**717**

Debt Ratios

	4Q01	**3Q01**	**4Q00**
Last twelve months			
Debt/EBITDA	3.4	4.1	4.5
EBITDA/net interest expense	3.6	2.8	2.5
Annualized			
Debt/EBITDA	2.9	3.3	4.8
EBITDA/net interest expense	5.4	4.3	2.0

INVESTMENT PROGRAM

Having completed its 1997–2000 investment program, GRUMA greatly reduced capital expenditures in 2001. For full-year 2001, investments of Ps 630 million or approximately US$68 million (including US$17 million of an early lease buyout option of production equipment) were significantly lower than approximately US$146 million in 2000 and were mostly applied to maintenance and upgrades.

In 4Q01, GRUMA's investments were Ps 381 million, or approximately US$42 million, a significant portion of which was Gruma Corporation's exercise of the early lease buyout option, mentioned above, which was driven by a significant benefit in financing costs.

[7]For the quarter ended each date.

Operational Ratios

	4Q01	3Q01	4Q00
Accounts receivable outstanding (days to sales)	41.7	42.5	42.3
Inventories turnover (days to cost of sales)	76.2	61.2	75.7
Net Working capital turnover (days to sales)	62.9	47.7	58.9
Asset turnover (total assets to sales)	1.2	1.2	1.2

Profitability Ratios

	4Q01 %	3Q01 %	4Q00 %
ROA	2.2	2.6	1.9
ROE	4.2	4.8	3.6
ROIC	3.8	3.9	3.2

CONFERENCE CALL

The company will hold a conference call to discuss 4Q01 results on February 27, 2001, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Telephone: (800) 997-8642 (from U.S. and Canada), (973) 694-2225 (international/local). In addition, the conference call will be web-cast live via the GRUMA corporate web site, www.gruma.com. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also owns two subsidiaries in Venezuela, MONACA and DEMASECA, and is Venezuela's second-largest corn and wheat flour producer. Headquartered in Monterrey, Mexico, GRUMA has over 15,000 employees and 72 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of December 31, 2001, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as "Mexican GAAP".

The restatement was determined as follows:

- The consolidated figures are restated to period-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index from the country in which the subsidiary operates.
- Once consolidated figures are restated, they are translated to Mexican pesos, applying the exchange rate in effect at the end of each period.
- For comparability purposes, the 2000 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2000, and the corresponding inflation and exchange rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT

The results of foreign operations were determined as follows:

- Figures for Gruma Corporation were converted from dollars to pesos using convenience translation with the exchange rate of Ps 9.17/dollar as of December 31, 2001.
- Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 9.17/dollar as of December 31, 2001.

The effects of inflationary accounting arising from the application of Bulletin B-10 to Mexican GAAP, applied to all foreign subsidiaries mentioned above, are reflected in the column entitled "Others and Eliminations".

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, "GRUMA") that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2001)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q01**	4Q00	VAR (%)	3Q01	VAR (%)	**2001**	2000	VAR (%)
NET SALES	**4,602**	4,625	(0)	4,488	3	**17,852**	18,274	(2)
GROSS PROFIT	**1,786**	1,632	9	1,672	7	**6,615**	6,624	(0)
GROSS MARGIN (%)	***38.8%***	*35.3%*		*37.3%*		***37.1%***	*36.2%*	
OPERATING INCOME	**269**	228	18	268	1	**922**	817	13
OPERATING MARGIN (%)	***5.9%***	*4.9%*		*6.0%*		***5.2%***	*4.5%*	
COMPREHENSIVE FINANCING COST (INCOME)	**54**	175		200		**284**	481	
INTEREST EXPENSE	**137**	225		137		**627**	793	
INTEREST INCOME	**(32)**	(40)		(11)		**(88)**	(148)	
FOREIGN EXCHANGE LOSS (GAIN)	**(64)**	17		89		**(91)**	58	
MONETARY POSITION (GAIN) LOSS	**12**	(27)		(15)		**(164)**	(222)	
OTHER (INCOME) EXPENSE	**72**	(28)		(89)		**(57)**	(36)	
TAXES AND PROFIT SHARING	**83**	(57)		106		**289**	21	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**0**	3		(16)		**(64)**	(64)	
NET INCOME	**61**	134	(55)	66	(8)	**470**	415	13
NET MAJORITY INCOME	**(14)**	87	(116)	35	(139)	**288**	234	23
EARNINGS PER SHARE(1)	**(0.03)**	0.20	(115)	0.08	(138)	**0.65**	0.53	22
EARNINGS PER ADR (US$)(2)	**(0.01)**	0.09	(115)	0.03	(138)	**0.28**	0.23	22
DEPRECIATION AND AMORTIZATION	**475**	118		180		**1,044**	752	
EBITDA(3)	**572**	373	53	537	7	**1,922**	1,604	20
INVESTMENTS	**381**	210		107		**630**	1,406	

BALANCE SHEET SUMMARY	**Dec-01**	Dec-00	VAR (%)	Sep-01	VAR (%)	**Dec-01**	Dec-00	VAR (%)
CASH AND CASH EQUIVALENTS	**385**	123	213	731	(47)	**385**	123	213
TRADE ACCOUNTS RECEIVABLE	**2,069**	2,149	(4)	2,110	(2)	**2,069**	2,149	(4)
OTHER ACCOUNTS RECEIVABLE	**717**	712	1	835	(14)	**717**	712	1
INVENTORIES	**2,377**	2,449	(3)	1,943	22	**2,377**	2,449	(3)
CURRENT ASSETS	**5,672**	5,589	1	5,803	(2)	**5,672**	5,589	1
PROPERTY, PLANT, AND EQUIPMENT, NET	**11,867**	12,594	(6)	12,095	(2)	**11,867**	12,594	(6)
TOTAL ASSETS	**20,914**	21,914	(5)	21,616	(3)	**20,914**	21,914	(5)
SHORT-TERM DEBT	**335**	1,283	(74)	395	(15)	**335**	1,283	(74)
CURRENT LIABILITIES	**2,503**	3,758	(33)	3,073	(19)	**2,503**	3,758	(33)
LONG-TERM DEBT	**6,244**	5,861	7	6,617	(6)	**6,244**	5,861	7
TOTAL LIABILITIES	**9,469**	10,463	(9)	10,428	(9)	**9,469**	10,463	(9)
STOCKHOLDERS' EQUITY	**11,445**	11,451	(0)	11,188	2	**11,445**	11,451	(0)
MAJORITY STOCKHOLDERS' EQUITY	**9,072**	9,009	1	9,250	(2)	**9,072**	9,009	1
CURRENT ASSETS/CURRENT LIABILITIES	**2.27**	1.49		1.89		**2.27**	1.49	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.83**	0.91		0.93		**0.83**	0.91	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.37**	0.38		0.39		**0.37**	0.38	
BOOK VALUE PER SHARE(1)	**20.54**	20.53		21.27		**20.54**	20.53	

(1) On the basis of 434,860,186 shares as of September 2001, 438,776,086 shares as of December 2000, and 441,725,086 shares as of December 2001.

(2) Each ADR represents four ordinary shares; the exchange rate used was Ps 9.17 per dollar as of December 31, 2001.

(3) EBITDA = operating income +(-) other (income) expense + depreciation and amortization.Excludes the extraordinary items derived from the discontinued bread operations

gruma

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2001)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS					YTD DECEMBER		
		4Q01	4Q00	VAR (%)	**3Q01**	VAR (%)	**2001**	2000	VAR (%)
GRUMA CORP	SALES VOLUME (thousand metric tons)	**219**	210	4	**221**	(1)	**856**	836	2
Corn flour and tortillas	NET SALES	**1,957**	1,849	6	**2,012**	(3)	**7,705**	7,394	4
	GROSS PROFIT	**925**	825	12	**954**	(3)	**3,560**	3,383	5
	Gross Margin	***47.3%***	*44.6%*		***47.4%***		***46.2%***	*45.8%*	
	OPERATING INCOME	**165**	90	82	**205**	(20)	**588**	410	44
	Operating Margin	***8.4%***	*4.9%*		***10.2%***		***7.6%***	*5.5%*	
	EBITDA	**286**	153	87	**335**	(15)	**1,008**	687	47
	EBITDA Margin	***14.6%***	*8.3%*		***16.7%***		***13.1%***	*9.3%*	
GIMSA	SALES VOLUME (thousand metric tons)	**357**	378	(5)	**358**	(0)	**1,436**	1,507	(5)
Corn flour	NET SALES	**1,144**	1,213	(6)	**1,168**	(2)	**4,680**	4,987	(6)
	GROSS PROFIT	**386**	356	8	**354**	9	**1,409**	1,435	(2)
	Gross Margin	***33.7%***	*29.3%*		***30.3%***		***30.1%***	*28.8%*	
	OPERATING INCOME	**152**	147	4	**141**	8	**528**	548	(4)
	Operating Margin	***13.3%***	*12.1%*		***12.1%***		***11.3%***	*11.0%*	
	EBITDA	**199**	204	(3)	**199**	0	**757**	806	(6)
	EBITDA Margin	***17.4%***	*16.8%*		***17.0%***		***16.2%***	*16.2%*	
VENEZUELA OPERATIONS	SALES VOLUME (thousand metric tons)	**116**	115	1	**114**	2	**458**	455	1
Corn flour, wheat flour, and other	NET SALES	**755**	758	(0)	**620**	22	**2,618**	2,769	(5)
	GROSS PROFIT	**221**	226	(2)	**149**	48	**732**	768	(5)
	Gross Margin	***29.2%***	*29.8%*		***24.1%***		***28.0%***	*27.8%*	
	OPERATING INCOME	**59**	108	(45)	**22**	173	**202**	270	(25)
	Operating Margin	***7.9%***	*14.2%*		***3.5%***		***7.7%***	*9.7%*	
	EBITDA	**80**	116	(31)	**33**	146	**250**	311	(20)
	EBITDA Margin	***10.6%***	*15.3%*		***5.3%***		***9.5%***	*11.2%*	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**134**	133	1	**121**	11	**489**	480	2
Wheat flour	NET SALES	**391**	393	(0)	**350**	12	**1,464**	1,429	2
	GROSS PROFIT	**81**	55	47	**66**	23	**296**	242	23
	Gross Margin	***20.8%***	*14.1%*		***18.9%***		***20.2%***	*16.9%*	
	OPERATING INCOME	**14**	(9)	244	**(5)**	401	**13**	(41)	132
	Operating Margin	***3.5%***	*(2.4%)*		***(1.3%)***		***0.9%***	*(2.9%)*	
	EBITDA	**28**	1	2,033	**9**	218	**68**	14	390
	EBITDA Margin	***7.2%***	*0.3%*		***2.5%***		***4.6%***	*1.0%*	
GRUMA CENTRO AMÉRICA	SALES VOLUME (thousand metric tons)	**38**	38	(1)	**39**	(3)	**149**	146	2
Corn flour, and other	NET SALES	**271**	260	4	**276**	(2)	**1,054**	984	7
	GROSS PROFIT	**95**	96	(1)	**93**	2	**365**	356	2
	Gross Margin	***35.1%***	*36.9%*		***33.6%***		***34.6%***	*36.2%*	
	OPERATING INCOME	**(0)**	14	(103)	**(0)**	6	**(7)**	27	(127)
	Operating Margin	***(0.2%)***	*5.4%*		***(0.2%)***		***(0.7%)***	*2.7%*	
	EBITDA	**154**	(1)	12,751	**20**	661	**198**	53	272
	EBITDA Margin	***57.0%***	*(0.5%)*		***7.4%***		***18.8%***	*5.4%*	
PRODISA	SALES VOLUME (thousand metric tons)	**5**	7	(25)	**7**	(24)	**28**	29	(5)
Packaged tortilla and bread	NET SALES	**73**	99	(26)	**103**	(29)	**379**	385	(2)
	GROSS PROFIT	**25**	30	(18)	**34**	(27)	**126**	117	7
	Gross Margin	***33.8%***	*30.6%*		***33.0%***		***33.2%***	*30.5%*	
	OPERATING INCOME	**(45)**	(54)	18	**(59)**	24	**(216)**	(286)	25
	Operating Margin	***(61.2%)***	*(55.1%)*		***(57.4%)***		***(56.8%)***	*(74.2%)*	
	EBITDA	**247**	(41)	697	**(40)**	713	**(199)**	(216)	8
	EBITDA Margin	***337.0%***	*(42.0%)*		***(39.1%)***		***(52.5%)***	*(56.1%)*	
OTHER & ELIMINATIONS	NET SALES	**10**	53	(81)	**(41)**	124	**(48)**	325	(115)
	GROSS PROFIT	**52**	43	21	**22**	136	**127**	322	(61)
	Gross Margin	*520.0%*	*81.1%*		*53.7%*		***264.6%***	*99.1%*	
	OPERATING INCOME	**(75)**	(67)	(12)	**(36)**	(108)	**(188)**	(111)	(69)
	Operating Margin	*(750.0%)*	*(126.4%)*		*(87.8%)*		***(391.7%)***	*(34.2%)*	
	EBITDA	**(423)**	(59)	(617)	**(19)**	(2,126)	**(158)**	(51)	(210)
	EBITDA Margin	*(4230.0%)*	*(111.3%)*		*(46.3%)*		***(329.2%)***	*(15.7%)*	
CONSOLIDATED	NET SALES	**4,602**	4,625	(0)	**4,488**	3	**17,852**	18,274	(2)
	GROSS PROFIT	**1,786**	1,632	9	**1,672**	7	**6,615**	6,624	(0)
	Gross Margin	***38.8%***	*35.3%*		***37.3%***		***37.1%***	*36.2%*	
	OPERATING INCOME	**269**	228	18	**268**	1	**922**	817	13
	Operating Margin	***5.9%***	*4.9%*		***6.0%***		***5.2%***	*4.5%*	
	EBITDA	**572**	373	53	**537**	7	**1,922**	1,604	20
	EBITDA Margin	***12.4%***	*8.1%*		***12.0%***		***10.8%***	*8.8%*	

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.
The principal subsidiaries included in the consolidation are the following:

	% of ownership
Grupo Industrial Maseca, S.A. de C.V. and subsidiaries	83.18
Gruma Corporation and subsidiaries	100.00
Gruma Centro América, S.A. and subsidiaries	100.00
Molinos Nacionales, C.A.	95.00
Derivados de Maíz Seleccionado, C.A.	50.00
Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries	100.00
Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries	100.00
Molinera de México, S.A. de C.V. and subsidiaries	60.00
Asesoría de Empresas, S.A. de C.V.	100.00
Transporte Aéreo Técnico Ejecutivo, S.A. de C.V.	100.00
Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries	100.00

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements, and reported amounts of revenues, costs and expenses during the reporting years. Actual results may differ from these estimates.

FOREIGN CURRENCY TRANSLATION
Financial statements of foreign subsidiaries are restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of December 31, 2001 as follows:
Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index ("GCPI") of the foreign country, which reflects the change in purchasing power of the local-currency in which the subsidiary operates.

Once financial statements are restated, assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. The effects of translation are recognized as a component of equity entitled "Foreign Currency Translation Adjustments".

RECOGNITION OF THE EFFECTS OF INFLATION
The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant currencies of purchasing power as of December 31, 2001, determined as follows:
· For comparability purposes, the financial statements ended December 31, 2000 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2000 and the corresponding inflation and exchange rate fluctuations during that year.
· The consolidated statements of income and of stockholders' equity for the year ended December 31, 2001 were restated applying GCPI factors from the

country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.

· The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.@@

The methodology used to restate financial statement items is as follows:

Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. Note 3-I, property, plant and equipment, net, is restated using the National Consumer Price Index ("NPCI") factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GPCI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

Restatement of common stock, additional paid-in capital and retained earnings

This restatement reflects the amount necessary to maintain the stockholder's investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred, and is included within the related stockholders' equity captions.

Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin as described above, and the historical cost of those assets restated for inflation, as measured by NCPI or GCPI factors for foreign subsidiaries.

Monetary position gain (loss)

Monetary position gain (loss) represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor, prior to the translation to Mexican pesos.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising from foreign currency denominated liabilities, which are accounted for as a hedge of the Company's net investment in foreign subsidiaries, and are recognized as a component of equity under "Foreign currency translation adjustments".

CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

INVENTORIES AND COST OF SALES

Inventories are stated at the lower of estimated replacement cost or market.

Estimated replacement cost is determined by the last purchase price, the first-in, first-out method and the last production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

INVESTMENT IN COMMON STOCK
Investments in common stock with ownership between 10% and 50% of the investees' voting stock, or where the Company exercises significant influence, are accounted for by equity method. The excess of cost over book value of an investment in common stock is restated by NCPI factors. The restated amount is amortized using the straight-line method, over a period not to exceed 20 years.

PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin, which are restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency. Depreciation expense is computed based on the net book value less salvage value, base on the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

	Years
Buildings..................................	30 - 53
Machinery and equipment..................	3 - 27

@@
Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in "Other income (expense), net".
Direct internal and external costs related to the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

INTANGIBLE ASSETS, NET
Intangible assets are restated using NCPI factors. Amortization expense is computed on the restated values using the straight-line method, over a period of 5 to 20 years.
Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as pre-operating expenses. This capitalization stage concludes when the Company begins its commercial activities. Pre-operating expenses are restated using the NCPI factor and amortized using the straight-line method over a period not to exceed 12 years. The excess of cost over book value and the excess of book value over cost of subsidiaries acquired is restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 5 and 20 years for the excess of book value over cost and for the excess of cost over book value, respectively.
Debt issuance costs are capitalized and amortized over the term of the related debt.

LONG-LIVED ASSETS
The Company evaluates the carrying value of long-lived assets to be held and used, including property, plant and equipment, goodwill, pre-operative expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of this assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of. As of December 31, 2001, the Company's management believes there is no impairment in the carrying value of long-lived assets.

SENIORITY PREMIUM PLANS AND INDEMNITIES
Seniority premium to which Mexican company personnel are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

HEDGING TRANSACTIONS
The Company hedges a portion of its production requirements in the United States through commodity futures contracts, in order to reduce the risk created by price fluctuations of corn, wheat, soybeans and soybean oil. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open futures contracts are not recognized in the financial statements until the futures contracts are settled. Realized gains or losses are deferred as a component of inventory, not to exceed the lower of cost or market, and recognized as a cost of production as the inventory is utilized.

REVENUE RECOGNITION
Revenue on product sales is recognized upon shipment to, and acceptance by the Company's customers or when the risk of ownership has passed to the customer. Provisions for discounts and rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING
Effective January 1, 2000, the Company adopted the provisions established by the new Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Statutory Employees' Profit Sharing", issued by the Mexican Institute of Public Accountants; therefore, the Company changed its method of accounting for income tax from the partial liability method to the full liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities. The cumulative effect as of January 1, 2000 of this accounting change required the recognition of a net liability for deferred income tax by Ps.386,888 which reduced the stockholders' equity for the same amount. As of and for the year ended December 31, 2000, the temporary differences arising after January 1, 2000 decreased the net liability for deferred income tax and increased the net income for the year by approximately for Ps.132,697.

EARNINGS PER SHARE
Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

RECENT ACCOUNTING PRONOUNCEMENTS
In February 2000, the Mexican Institute of Public Accountants issued Bulletin C-2, "Financial Instruments", which is effective as of January 1, 2001. Bulletin C-2 provides guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including accounting for certain hedging transactions. Bulletin C-2 requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement. Management of the Company is evaluating the effect of the adoption of Bulletin C-2 on its financial statements.
In August 2000, the Mexican Institute of Public Accountants issued Bulletin B-4, "Comprehensive Income". Bulletin B-4 defines comprehensive income as the net income for the period presented in the income statement plus other results for the period reflected in the stockholders' equity in accordance with the Mexican GAAP, and requires the disclosure of the components of comprehensive income in the presentation of financial statements. Bulletin B-4 is effective as of January 1, 2001, with earlier adoption allowed. The Group will adopt Bulletin B-4 in 2001.

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUMA CENTROAMERICA	TENEDORA DE ACCIONES	1,529,250	100.00	867,015	830,232
2 GRUMA CORPORATION	PROD. Y DIST. DE HARINA DE MAIZ	306,234	100.00	1,872,948	4,166,739
3 GRUPO INDUSTRIAL MASECA, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE MAIZ	763,962,230	83.18	309,366	3,899,102
4 ASESORIA DE EMPRESAS, S.A. DE C.V.	PRESTACION DE SERVICIOS CORPORATIVOS	1,070,000	99.99	561,156	128,280
5 MOLINERA MEXICO, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE TRIGO	508,378,245	60.00	899,908	985,895
6 INMOBILIARIA RESID. SAN PEDRO, S.A. DE C.V.	INVERSION EN ACCS. DE INMOBILIARIAS	680,160	100.00	81,117	210,134
7 INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V	DES.DE TECNOLOGIA PARA FAB. DE HARINA D	824,799	99.97	78,049	(177,605)
8 PRODUCTOS Y DISTRIBUIDORA AZTECA S.A. DE C.V.	INVERSION EN ACCIONES	9,815,000	100.00	1,889,864	611,163
9 MOLINOS NACIONALES C.A.	PROD. Y VTA. DE H. DE MAIZ Y TRIGO	3,246	95.00	1,345,047	1,429,201
10 DERIVADOS DE MAIZ SELECCIONADO C.A.	PROD. Y VTA. DE H. DE MAIZ Y TRIGO	7,105,500,000	50.00	96,393	128,750
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	191,736	203,204
TOTAL INVESTMENT IN SUBSIDIARIES				**8,192,599**	**12,415,095**
ASSOCIATEDS					
1 GRUPO FINANCIERO BANORTE	SISTEMA FINANCIERO	47,297,881	11.11	0	1,063,309
2 HARINERA MONTERREY, S.A. DE C.V.	PROD. Y VTA. DE HARINA DE TRIGO	1	40.00	0	122,607
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**1,185,916**
OTHER PERMANENT INVESTMENTS					**19,868**
TOTAL					**13,620,879**

NOTES

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,999,775	409,580	1,590,195	2,262,926	967,818	2,885,303
MACHINERY	6,945,968	2,296,453	4,649,515	6,962,158	3,712,692	7,898,981
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,945,743**	**2,706,033**	**6,239,710**	**9,225,084**	**4,680,510**	**10,784,284**
NOT DEPRECIATION ASSETS						
GROUNDS	365,171	0	365,171	538,690	0	903,861
CONSTRUCTIONS IN PROCESS	172,485	0	172,485	6,373	0	178,858
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**537,656**	**0**	**537,656**	**545,063**	**0**	**1,082,719**
TOTAL	**9,483,399**	**2,706,033**	**6,777,366**	**9,770,147**	**4,680,510**	**11,867,003**

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
WACHOVIA	06/01/1998	6.30	0	0	0	0	0	0	0	0	0	55	0	0	0	0
JOHN HANCOCK	19/01/1994	7.96	0	0	0	0	0	0	0	0	0	9,078	9,821	10,637	11,518	137,312
SAN ANTONIO I.D.B.	11/03/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	37,551
HOUSTON I.D.B.	29/11/1994	3.80	0	0	0	0	0	0	0	0	0	0	0	0	0	59,055
CARL HUGHES	23/07/1999	7.00	0	0	0	0	0	0	0	0	0	569	614	651	697	3,310
IOS CAP. LEASE	08/01/1998	5.60	0	0	0	0	0	0	0	0	0	1,365	9	0	0	0
BANCO INARCO	25/09/2001	3.92	0	0	0	0	0	0	0	0	45,850	0	0	0	0	0
BANCO VENEZOLANO	26/03/2001	13.25	0	0	0	0	0	0	0	0	6,046	0	0	0	0	0
BANCO MERCANTIL	15/08/2001	19.50	0	0	0	0	0	0	0	0	88,236	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	15/08/2001	19.75	0	0	0	0	0	0	0	0	88,252	0	0	0	0	0
BANCO DE VENEZUELA	11/12/2001	18.17	0	0	0	0	0	0	0	0	21,778	0	0	0	0	0
BANCO PROVINCIAL DE VENEZUEL	19/11/2001	18.08	0	0	0	0	0	0	0	0	24,195	0	0	0	0	0
BANCO DE VENEZUELA	26/12/2001	19.59	0	0	0	0	0	0	0	0	25,407	0	0	0	0	0
BANCO DEL CARIBE	23/11/2001	19.59	0	0	0	0	0	0	0	0	12,098	0	0	0	0	0
BANCO DEL CARIBE	28/12/2001	19.59	0	0	0	0	0	0	0	0	12,098	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
AFIN SECURITY (EUROBONO)	10/09/1997	7.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,292,500
BANK OF AMERICA	16/02/2001	3.66	0	0	0	0	0	0	0	0	0	0	0	917,000	2,751,000	0
DEVENTURES	07/01/1996	4.30	0	0	0	0	0	0	0	0	0	0	0	12,361	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	323,960	11,087	10,444	940,649	2,763,215	2,529,728
PROVEEDORES																
VARIOS			531,661	0	314,850	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			531,661	0	314,850	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS			0	66	1,283,115	0	44,732	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	66	1,283,115	0	44,732	0	0	0	0	0	0	0	0	0
			531,661	66	1,597,965	0	44,732	0	0	0	323,960	11,087	10,444	940,649	2,763,215	2,529,728

NOTES

TIPOS DE CAMBIO UTILIZADOS:
9.17 PESOS POR DOLAR
341.58 COLONES COSTARRICENSES POR DOLAR
758.00 BOLIVARES VENEZOLANOS POR DOLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**

GRUMA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	434	3,980	0	0	3,980
OTHER	0	0	0	0	0
TOTAL	**434**	**3,980**			**3,980**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	104,227	955,764	0	0	955,764
INVESTMENTS	88	809	0	0	809
OTHER	51,818	475,170	0	0	475,170
TOTAL	**156,133**	**1,431,743**			**1,431,743**
NET BALANCE	**(155,699)**	**(1,427,763)**			**(1,427,763)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**104,010**	**953,774**	[illegible]	[illegible]	**1,607,852**
LIABILITIES POSITION	**819,824**	**7,517,786**	**100,343**	**920,150**	**8,437,936**
SHORT TERM LIABILITIES POSITION	113,064	1,036,796	97,733	896,216	1,933,012
LONG TERM LIABILITIES POSITION	706,760	6,480,990	2,610	23,934	6,504,924
NET BALANCE	**(715,814)**	**(6,564,012)**	**(29,015)**	**(266,072)**	**(6,830,084)**

NOTES

```
TIPOS DE CAMBIO UTILIZADOS:
9.17 PESOS POR DOLAR
341.58 COLONES COSTARRICENSES POR DOLAR
758.00 BOLIVARES VENEZOLANOS POR DOLAR
```

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,319,259	1,615,827	296,568	0.01	1,799
FEBRUARY	1,853,873	2,222,652	368,779	0.00	(244)
MARCH	1,856,860	2,325,990	469,130	0.01	2,972
APRIL	789,700	2,170,742	1,381,042	0.01	6,958
MAY	1,223,608	2,566,838	1,343,230	0.00	3,090
JUNE	1,127,240	2,331,869	1,204,629	0.00	3,614
JULY	1,899,905	2,319,727	419,822	0.00	(714)
AUGUST	2,011,513	2,700,399	688,886	0.01	3,444
SEPTEMBER	1,848,384	2,149,989	301,605	0.01	2,714
OCTOBER	1,523,567	1,695,072	171,505	0.00	772
NOVEMBER	1,900,650	1,980,084	79,434	0.01	397
DECEMBER	1,691,098	1,285,274	(405,824)	0.00	(562)
ACTUALIZATION:	0	0	0	0.00	14,998
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	124,717
OTHER	0	0	0	0.00	0
TOTAL					**163,955**

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUMA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GRUPO INDUSTRIAL MASECA Y	ELABORACION Y DISTRIBUCION	0	0
SUBSIDIARIAS, S.A. DE C.V.	DE HARINA DE MAIZ	2,345,400	62
18 PLANTAS		0	0
--		0	0
GRUMA CENTROAMERICA:		0	0
4 PLANTAS	PRODUCCION Y VENTA DE HARINA	126,000	83
--	DE MAIZ	0	0
OTROS PRODUCTOS	TORTILLA, PALMITO, ARROZ, PAN Y	82,000	50
--	REPOSTERIA Y PAN DE PISO	0	0
--		0	0
GRUMA VENEZUELA:	PRODUCCION Y VENTA DE HARINA	1,023,000	45
13 PLANTAS	DE MAIZ, HARINA DE TRIGO, ARROZ Y	0	0
--	AVENA	0	0
--		0	0
GRUMA CORPORATION Y SUBS.	PRODUCCION DE TORTILLAS,	1,311,000	78
19 PLANTAS	MASECA Y PAN DULCE	0	0
--		0	0
MOLINERA DE MEXICO Y SUBS.	ELABORACION Y DISTRIBUCION	968,000	77
9 PLANTAS	DE HARINA DE TRIGO	0	0
--		0	0
PRODUCTOS Y DISTRIBUIDORA	PRODUCCION Y DISTRIBUCION DE TORTI-	81,000	37
AZTECA Y SUBS.	LLA INDUSTRIALIZADA, PAN BLANCO Y	0	0
3 PLANTAS	PAN DE DULCE	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	AGRICULTORES,	MAIZ	BARTLET & CO.		
--	EJIDATARIOS,		CARGILL AMERICAS, INC.		
--			THE SHOULER INC.	NO	59.00
MAIZ	PRODUCTORES	MAIZ	A.D.M. - USA	SI	80.00
ARROZ	PRODUCTORES	ARROZ	A.D.M. - USA	SI	80.00
PALMITO	FINCAS PROPIAS				80.00
TRIGO	FACAHSA				26.00
MAIZ	PRODUCTORES				83.00
ARROZ	PRODUCTORES				94.00
		TRIGO	A.D.M. - USA	NO	90.00
--					
TRIGO:					
HARINA DE TRIGO	Molinera de México				
--	Molinos Azteca				60.87
MANTECA	Aceites y Grasas/Dist.Soba				
BICARBONATO	Dermet de México				
BOLSAS	Peliculas Plásticas/Plemsa				16.47
MAIZ:					
HARINA DE MAIZ	Molinera de México				
--	Harinera de Maiz de Mexicali			NO	73.50
CONSERVADOR LIQUIDO	Kemin				
BOLSAS	Peliculas Plásticas/Plemsa				7.29
PLASTINUDOS	Mercantil Corma				
FRITURA:					
Harina Taco SHELL	Harinera de Maiz de Mexicali				48.78
--	Molinos Azteca				
Sal	Productos Picantes				
Colorante Amarillo	Representaciones Ibarra				
Bolsas	Peliculas Plásticas/Plemsa				16.16
PAN DE DULCE:					
Harina	Molinera de México	Cake Pan Release	ADM		68.54
Huevo entero líquido	Avidel/Des. Agra				
Leche descremada polvo	Epsilon Industrial y Nutrical				
Bolsas	Peliculas Plásticas/Plemsa				6.21
PAN BLANCO:					
Harina	Molinera de México	Trough Grease	ADM		69.96
Huevo entero líquido	Avidel/Des. Agra	Bread Pan Oil	ADM		
Leche descremada polvo	Epsilon Industrial y Nutrical	Trough Grease	ADM		
Bolsas	Peliculas Plásticas/Plemsa	Quick Lock			13.61
TRIGO	AGRICULTORES	TRIGO	ADM MILLING CO.	NO	83.00
--	EJIDATARIOS		JAMES RICHARDSON INTERNACION		
--			CARGILL DE MEXICO, SA DE CV		
--			ATTEBURY GRAIN INC.		
			FARMLAND INDUSTRIES INC.		
			CONTINENTAL GRAIN		
			SCOULAR		
MASECA	AZTECA MILLING				34.00
MAIZ	BARTLET, PIONEER				53.00
--	AGRICULTORES				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	1,447,839	3,270,788	1,436,231	4,642,099	70.00	MASECA	TORTILLERIAS, TIEN AUTOSERVICIOS
TORTILLA MAIZ	10,071	30,725	9,178	56,115	17.00	MISION	TIENDAS DE CONVENIE
TORTILLA TRIGO	4,079	18,442	3,661	51,780	15.00	MISION	TIENDAS DE CONVENIE
FRITURA	3,863	43,300	3,787	39,550	17.00	MISION	TIENDAS DE CONVENIE
PAN BANCO	9,707	48,014	8,884	128,463	31.00	BREDDY	TIENDAS DE AUTOSER
PAN DULCE	2,674	36,301	2,251	71,246	20.00	BREDDY	TIENDAS DE AUTOSER
HARINA DE TRIGO	528,654	1,019,469	488,910	1,437,759		DILUVIO,MTY.SELECTA	TIENDAS DE AUTOSER
SERVICIOS Y OTROS				113,136			TIENDAS DE AUTOSER
TOTAL		4,467,039		6,540,148			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS CENTRO Y							
HARINA DE MAIZ Y TR			540,082	2,594,796	C. Y S.AMERICA	MASECA,MASA RICA	AUTOSERVICIOS
TORTILLA			12,927	131,323			
PALMITO (cajas Eq.)			765,423	147,035	EUROPA	GIGANTE VETDE	GIGANTE VETDE
PAN			8,260	133,233	C. Y S.AMERICA	BREDDY	AUTOSERVICIOS
TOSTY			2,778	290,164	C. Y S.AMERICA	TOSTY	DETALLISTAS.
ARROZ (quintales)			37,996	214,433	C. Y S.AMERICA	LUISIANA	AUTOSERVICIOS
AVENA			3,948	47,884	S.AMERICA		
PRODUCTOS E.E.U.U.:							
HARINA DE MAIZ			332,592	1,560,737	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
TORTILLA,CHIPS,SHEL			523,325	6,188,475	E.U.A.	GUERRERO, MISSION	PUBLICO EN GRAL.
SERVICIOS Y OTROS				3,980			
TOTAL				11,312,060			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	40,834,008
Number of shares Outstanding at the Date of the NFEA: (Units)	438,776,086

[X] ARE THE FIGURES FISCALLY AUDITED?   [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	42,609,669
Number of shares Outstanding at the Date of the NFEA: (Units)	441,725,086

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: 0
(Units)

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

STOCK EXCHANGE CODE: **GRUMA**
GRUMA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	441,725,086			441,725,086	4,189,414	
TOTAL			**441,725,086**	**0**	**0**	**441,725,086**	**4,189,414**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
441,725,086
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 4 ACCIONES ORDINARIAS POR 1 ADR
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	10,824,866	9.13700	8.22000

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **4** YEAR: **2001**
GRUMA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. JUAN A. QUIROGA GARCIA
DIRECTOR CORPORATIVO

ING. ROGELIO SANCHEZ GONZALEZ
SUB-DIR FINANZAS CORPORATIVAS

SAN PEDRO GARZA GARCIA, NL, AT FEBRUARY 27 OF 2002

CLAVE DE COTIZACION: GRUMA

FECHA: 27/02/2002 10:52

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUMA, S.A. DE C.V.
DOMICILIO:	RIO DE LA PLATA 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	(81) 8335-99-00
FAX:	(81) 8399-33-59
E-MAIL:	administración@gruma.com
DIRECCION DE INTERNET:	www.gruma.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GRU810902IE3
DOMICILIO	RIO DE LA PLATA 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL

RESPONSABLE DE PAGO

NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	RIO DE LA PLATA 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	DON ROBERTO GONZALEZ BARRERA
DOMICILIO:	PASEO DE LA REFORMA 300
COLONIA:	CUAUHTEMOC
C. POSTAL:	06500
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (55) 5227-4717
FAX:	01 (55) 5207-5587
E-MAIL:	roberto_gonzalez@gruma.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- NO APLICA - -
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: GRUMA **FECHA:** 27/02/2002 10:52

TELEFONO:	01 (81) 8399-33-00
FAX:	01 (81) 8399-33-59
E-MAIL:	administración@gruma.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION FINANCIERA
NOMBRE:	LIC. RAUL CAVAZOS MORALES
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-13
FAX:	01 (81) 8399-33-59
E-MAIL:	raul_cavazos@gruma.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUB DIRECTOR FINANZAS CORPORATIVAS
NOMBRE:	ING. ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-11
FAX:	01 (81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO LEGAL
NOMBRE:	LIC. SALVADOR VARGAS GUAJARDO
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-07
FAX:	01 (81) 8399-33-59
E-MAIL:	salvador_vargas@gruma.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE RELACION CON INVERSIONISTAS
NOMBRE:	C.P. LILIA GOMEZ DELGADILLO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: GRUMA

FECHA: 27/02/2002 10:52

DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8399-33-24
FAX:	01 (81) 8399-33-59
E-MAIL:	lilia_gomez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR FINANZAS CORPORATIVAS
NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-33-11
FAX:	(81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRETOR FINANZAS CORPORATIVAS
NOMBRE:	ING ROGELIO SANCHEZ MARTINEZ
DOMICILIO:	CALZADA DEL VALLE 407 OTE
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(81) 8399-33-11
FAX:	(81) 8399-33-59
E-MAIL:	rogelio_sanchez@gruma.com

CLAVE DE COTIZACION: GRUMA FECHA : 27/02/2002 11:56
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE B

CARGO : PRESIDENTE

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON ROBERTO GONZALEZ BARRERA

CARGO : CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR ALLEN ANDREAS .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO GONZALEZ MORENO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR CRAIG HAMLIN .

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. CARLOS HANK RHON

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ROBERTO HERNANDEZ RAMIREZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DON JUAN MANUEL LEY LOPEZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. EDUARDO LIVAS CANTU

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. BERNARDO QUINTANA ISAAC

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. ALFONSO ROMO GARZA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. ADRIAN SADA GONZALEZ

CARGO : CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JOSE FRANCISCO CASTELLO SAENZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. JAIME COSTA LAVIN

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : DR. JUAN DIEZ-CANEDO RUIZ

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE MA. GONZALEZ LORDA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. ROMAN MARTINEZ MENDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GRUMA **FECHA : 27/02/2002** 11:56
GRUMA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. JUAN ANTONIO QUIROGA GARCIA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. OTHON RUIZ MONTEMAYOR

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. EDGAR VALVERDE RUBISEWZKI

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JAVIER VELEZ BAUTISTA

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP HUGO LARA SILVA

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : CP CARLOS ARREOLA ENRIQUEZ

CARGO : SECRETARIO PROPIETARIO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC SALVADOR VARGAS GUAJARDO

CARGO : SECRETARIO SUPLENTE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : 0000

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC ROGELIO SANCHEZ GARCIA

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date:

By:______________________________
Raúl Cavazos Morales
Chief Financial Officer